SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TriMas Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

896215209
(CUSIP Number)

Trend International Holding AG Wiesenstrasse 9 8008 Zürich, Switzerland +41 44 268 69 38
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896215209	Schedule 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Trend International Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,170,667
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,170,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,170,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 896215209	Schedule 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Shawn Sedaghat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,170,667
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,170,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,170,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 896215209	Schedule 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of TriMas Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 38505 Woodward Avenue, Suite 200, Bloomfield Hills, MI 48304.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c) This statement is being filed by (i) Trend International Holding AG, a stock corporation (Aktiengesellschaft) organized under the laws of Switzerland (“Trend”), and (ii) Shawn Sedaghat, an individual (“Mr. Sedaghat”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Mr. Sedaghat is the Chairman of the Board of Trend.

The business address of each of Trend and Mr. Sedaghat is Wiesenstrasse 9, 8008 Zürich, Switzerland.

The principal business of Trend is the acquiring, holding, managing, and disposing of investments on behalf of Mr. Sedaghat. The principal business of Mr. Sedaghat is as a private investor.

Schedule 1 attached hereto sets forth the information required by Instruction C to Schedule 13D.

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(c) above. Mr. Sedaghat is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate cost of the shares of Common Stock beneficially owned by the Reporting Persons is approximately $106,008,428.77 USD, excluding brokerage commissions. The shares of Common Stock were purchased with the working capital of Trend.

Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

CUSIP No. 896215209	Schedule 13D	Page 5 of 9 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons believe that the securities of the Issuer are undervalued and represent an attractive investment opportunity.

Although the Reporting Persons do not currently have any specific plans or proposals with respect to the Issuer, the Reporting Persons may communicate with the Issuer’s management and board of directors (the “Board”) about the Issuer’s operations, management, Board composition, capital structure and/or corporate structure, dividend and/or buyback policies, and strategy, in addition to past and/or potential transactions involving the Issuer and/or certain of the Issuer’s businesses or assets, and may communicate with other shareholders and/or third parties regarding the Issuer and the foregoing. The Reporting Persons may explore, develop and/or make plans and/or proposals (whether preliminary or final) with respect to the foregoing, including prior to forming an intention to engage in such plans and/or make such proposals.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions or matters referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 896215209	Schedule 13D	Page 6 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 40,647,264 shares of Common Stock outstanding as of July 23, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed by the Issuer with the Securities and Exchange Commission on July 30, 2024.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth on Schedule 2 attached hereto.

(d) Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated October 15, 2024.

CUSIP No. 896215209	Schedule 13D	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

DATE: October 15, 2024

TREND INTERNATIONAL HOLDING AG

By: /s/ Shawn Sedaghat
Name: Shawn Sedaghat
Title: Chairman of the Board

/s/ Shawn Sedaghat
SHAWN SEDAGHAT

CUSIP No. 896215209	Schedule 13D	Page 8 of 9 Pages

SCHEDULE 1

Directors and Executive Officers of Trend International Holding AG

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of organization of each executive officer or director of Trend (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except as otherwise disclosed herein.

Name	Title or Relationship with Trend	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Shawn Sedaghat	Chairman of the Board	Private Investor	United States of America	Switzerland

CUSIP No. 896215209	Schedule 13D	Page 9 of 9 Pages

SCHEDULE 2

Transactions in the Shares of Common Stock of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following table sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days by the Reporting Persons1. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. All prices are denominated in U.S. dollars. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
8/21/2024	47,161	23.83
8/22/2024	90,947	23.95
8/29/2024	15,673	25.21
8/30/2024	6,428	25.20
9/6/2024	4,556	24.51
9/25/2024	725,903	25.09
9/30/2024	2,100	25.25
10/1/2024	12,744	25.24
10/2/2024	69,213	25.24
10/3/2024	133,427	25.18
10/7/2024	204,049	24.75	24.74 – 24.80
10/8/2024	163,323	24.98	24.71 – 24.99
10/9/2024	87,210	25.07
10/10/2024	499,417	25.35	25.08 – 25.35
10/11/2024	43,275	25.97
10/14/2024	128,182	26.77
10/15/2024	1,015,211	27.73	27.48 – 28.02

1 Trades executed prior to October 9, 2024 were completed by Seawolf, LLC, a wholly owned entity of Mr. Sedaghat, and the shares purchased were subsequently transferred to Trend.